================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                          OF THE SECURITIES ACT OF 1934

                               FEDDERS CORPORATION
                                (Name of Issuer)

                               FEDDERS CORPORATION
                               FC MERGER SUB, INC.
                               SALVATORE GIORDANO
                                SAL GIORDANO, JR.
                                 JOSEPH GIORDANO
                          GIORDANO HOLDING CORPORATION
                      (Names of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $1.00
                         CLASS A STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)

                             COMMON STOCK: 313135105
                            CLASS A STOCK: 313135303
                      (CUSIP Number of Class of Securities)

                                 --------------

                             ROBERT N. EDWARDS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                               FEDDERS CORPORATION
                              505 MARTINSVILLE ROAD
                      LIBERTY CORNER, NEW JERSEY 07938-0813
                                 (908) 604-8686
      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):
a.      |X|     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.      |X|     The filing of a registration statement under the Securities Act of 1933.
c.      |_|     A tender offer.
d.      |_|     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

--------------------------------------------------------------------------------
  Transaction Valuation*                 Amount of Filing Fee**
--------------------------------------------------------------------------------
      $147,239,504.10                          $29,447.90
--------------------------------------------------------------------------------

* The "Transaction Valuation" amount is calculated solely for purposes of determining the filing fee and is based on: (i) the average of the high and low prices of the Fedders Corporation Common Stock as reported on the New York Stock Exchange Composite Tape on April 10, 2001 times the number of shares of Common Stock proposed to be acquired, plus (ii) the average of the high and low prices of the Fedders Corporation Class A Stock as reported on the New York Stock Exchange Composite Tape on April 10, 2001 times the number of shares of Class A Stock proposed to be acquired, plus (iii) the book value of the Fedders Corporation Class B Stock as of April 10, 2001 times the number of shares of Class B Stock proposed to be acquired.
**      Calculated as 1/50th of 1% of the Transaction Value.

[X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,770.21
Form or Registration No.: 333-58876
Filing Party: Fedders Corporation
Date Filed: April 13, 2001

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the merger of Fedders Corporation with and into FC Merger Sub, Inc. or the securities to be issued therein; (ii) passed on the merits or fairness of the merger; or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

        This Amendment No. 4 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement filed December 24, 2001 with the Securities and Exchange Commission in connection with the recapitalization of Fedders Corporation through a merger of FC Merger Sub, Inc., a wholly-owned subsidiary of Fedders, with and into Fedders with Fedders as the surviving corporation. In the recapitalization agreement, each share of Fedders voting Common Stock, par value $1.00 per share, and non-voting Class A Stock, par value $1.00 per share, will be combined into a single class of new voting Common Stock, par value $.01 per share, and Fedders voting Class B Stock, par value $1.00 per share, will be converted into a class of new voting Class B Stock, par value $.01 per share. Each share of Fedders voting Common Stock will entitle its holder to 1.1 shares of new voting Common Stock, and each share of non-voting Class A Stock will entitle its holder to one share of new voting Common Stock. Each share of voting Class B Stock will entitle its holder to 1.1 shares of new voting Class B Stock.

        Concurrently with the filing of this Amendment, Fedders has filed with the Commission Amendment No. 4 to its Registration Statement on Form S-4 in connection with its annual meeting of stockholders at which stockholders of Fedders will be asked to approve the recapitalization and adopt the recapitalization agreement which sets forth the terms and conditions of the recapitalization.

ITEM 1.         SUMMARY TERM SHEET.

                The information set forth in the Proxy Statement/Prospectus under the caption "SUMMARY TERM SHEET" is incorporated herein by reference pursuant to General Instruction G to Schedule 13e-3.

ITEM 2.         SUBJECT COMPANY INFORMATION.

                (a) NAME AND ADDRESS. The information set forth in the Proxy Statement/Prospectus under the caption "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES - Fedders Corporation" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) SECURITIES. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Effect of the Recapitalization" and "THE RECAPITALIZATION - What Fedders Stockholders Will Receive" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement/Prospectus under the caption "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

                (d) DIVIDENDS. The information set forth in the Proxy Statement/Prospectus under the caption "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (e)     PRIOR PUBLIC OFFERINGS. Not applicable.

                (f) PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement/Prospectus under the caption "RECENT TRANSACTIONS IN SECURITIES" is incorporated herein by reference pursuant to General Instruction G to the
Schedule 13E-3.

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSON.

                (a) NAME AND ADDRESS. The information set forth in the Proxy Statement/Prospectus under the caption "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Proxy Statement/Prospectus under the captions "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES - FC Merger Sub, Inc." and "- Giordano Holding Corporation" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3

                (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the Proxy Statement/Prospectus under the captions "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES," "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF FEDDERS AND FC MERGER SUB - Fedders Corporation," "- FC Merger Sub, Inc." and "ELECTION OF DIRECTORS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 4.         TERMS OF THE TRANSACTION.

                (a) MATERIAL TERMS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Amendment of Certificate of Incorporation and Recapitalization," "- Changes to be Made to the Certificate of Incorporation as a Result of the Recapitalization," "- Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "- Stockholder Vote," "- Material Federal Income Tax Consequences of the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "THE ANNUAL MEETING - Record Date; Stock Entitled to Vote; Vote Required; Quorum," "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," "- Effect of the Recapitalization," "- Stockholder Vote," "- Material Federal Income Tax Consequences of the Recapitalization," "THE RECAPITALIZATION" and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) DIFFERENT TERMS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Changes to be Made to the Certificate of Incorporation as a Result of the Recapitalization," "- Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "THE RECAPITALIZATION - What Fedders Stockholders Will Receive," and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (c) APPRAISAL RIGHTS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The
Recapitalization and Related Matters - Appraisal Rights," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," and "THE RECAPITALIZATION - Appraisal Rights" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (d) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Stockholder Vote," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," and "SPECIAL FACTORS
- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (e) ELIGIBILITY FOR LISTING OR TRADING. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "THE RECAPITALIZATION - New York Stock Exchange Listing," and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                (a)     TRANSACTIONS. Not applicable.

                (b)     SIGNIFICANT CORPORATE EVENTS. Not applicable

                (c)     NEGOTIATIONS OR CONTRACTS. Not applicable.

                (d) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. Not applicable.

ITEM 6.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                (a) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Changes to be Made to the Certificate of Incorporation as a Result of the Recapitalization," "- Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "SPECIAL FACTORS - Effect of the Recapitalization," and "THE RECAPITALIZATION - What Fedders Stockholders Will Receive" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) PLANS. The information set forth in the Proxy Statement/ Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Changes to be Made to the Certificate of Incorporation as a Result of the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "SPECIAL FACTORS - Effect of the Recapitalization," "THE RECAPITALIZATION - New York Stock Exchange Listing," "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION - FEDDERS COMMON STOCK - Dividend Rights," "- FEDDERS CLASS A STOCK - Post Recapitalization Rights," "- FEDDERS CLASS B STOCK -

Dividend Rights" and "ELECTION OF DIRECTORS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 7.         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                (a) PURPOSES. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Background of the Proposed Recapitalization" and "- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) ALTERNATIVES. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Background of the Proposed Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (c) REASONS. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Board Review of the Recapitalization," and "- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (d) EFFECTS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Amendment of Certificate of Incorporation and Recapitalization," "- Changes to be Made to the Certificate of Incorporation as a Result of the Recapitalization," "- Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "- Material Federal Income Tax Consequences of the Recapitalization," "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Board Review of the Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," "- Effects of the Recapitalization," "- Material Federal Income Tax Consequences of the Recapitalization," and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 8.         FAIRNESS OF THE TRANSACTION.

                (a) FAIRNESS. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization" and "- Review of the Recapitalization by Filing Parties" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Background of the Proposed Deletion of Section VI of Clause A of Article Second of the Certificate of Incorporation," "- Board Review of the Recapitalization,"
"- Recommendations of the Fedders Board; Reasons for the Recapitalization,"
"- Fairness Opinion of TM Capital Corp.," and "- Review of the Recapitalization by Filing Parties" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Stockholder Vote," "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization," and "- Stockholder Vote" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (f)     OTHER OFFERS. Not applicable

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                (a) REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Fairness Opinion of TM Capital Corp." and "SPECIAL FACTORS - Fairness Opinion of TM Capital Corp." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Fairness Opinion of TM Capital Corp.," "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," and "- Fairness Opinion of TM Capital Corp." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (c) AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Fairness Opinion of TM Capital Corp." and "SPECIAL FACTORS - Fairness Opinion of TM Capital Corp." and Annex B to the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 10.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                (a) SOURCE OF FUNDS. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Financing the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b)     CONDITIONS. Not applicable.

                (c) EXPENSES. The information set forth in the Proxy Statement/Prospectus under the caption "THE RECAPITALIZATION - Estimated Fees and Expenses of the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (d)     BORROWED FUNDS. Not applicable.

ITEM 11.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - Interests of Certain Persons in the Recapitalization" and "SPECIAL FACTORS - Interests of Certain Persons in the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement/Prospectus under the caption "RECENT TRANSACTIONS IN SECURITIES" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 12.        THE SOLICITATION OR RECOMMENDATION.

                (a) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement/Prospectus under the captions "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION" and "THE RECAPITALIZATION - Conditions to Completion of the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement/Prospectus under the captions "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "SPECIAL FACTORS - Board Review of the Recapitalization," and "- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

ITEM 13.        FINANCIAL STATEMENTS.

                (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement/Prospectus under the captions "SELECTED CONSOLIDATED FINANCIAL DATA" and "FINANCIAL STATEMENTS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) PRO FORMA INFORMATION. The information set forth in the Proxy Statement/Prospectus under the captions "SELECTED UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA" and "FINANCIAL STATEMENTS - UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 14.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Proxy Statement/Prospectus under the caption "THE ANNUAL MEETING - Proxy Solicitation

Information" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                (b) EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement/Prospectus under the captions "THE ANNUAL MEETING - Proxy Solicitation Information" and "SPECIAL FACTORS - Financing the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 15.        ADDITIONAL INFORMATION.

                (a) OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 16.        EXHIBITS.

                *(a)(1) Letter to Stockholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

                *(a)(2) Notice of Annual Meeting of Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

                *(a)(3)         Proxy Statement/Prospectus

                *(a)(5) Recapitalization Agreement and Plan of Merger by and between Fedders Corporation and FC Merger Sub, Inc. (included as Annex A to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

                *(c)(1)         Fairness Opinion of TM Capital Corp. dated
                                March 1, 2001 (included as Annex B to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

                *(c)(2) Proposed Recapitalization Analysis from TM Capital Corp. prepared in February 2001 (included as Exhibit 99.3 to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

                *(f) Text of Sections Section 262 of the Delaware General Corporation Law (included as Annex C to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


----------------

* Filed herewith

                                   SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 4, 2002          FEDDERS CORPORATION


                                /s/ Kent E. Hansen
                                -----------------------------------------------
                                Name: Kent E. Hansen
                                Title: Executive Vice President and Secretary


Dated: January 4, 2002          FC MERGER SUB, INC.


                                /s/ Michael Giordano
                                -----------------------------------------------
                                Name: Michael Giordano
                                Title: Vice President


Dated: January 4, 2002          SALVATORE GIORDANO


                                /s/ Salvatore Giordano
                                -----------------------------------------------
                                Name: Salvatore Giordano


Dated: January 4, 2002          SAL GIORDANO, JR.


                                /s/ Sal Giordano, Jr.
                                -----------------------------------------------
                                Name: Sal Giordano, Jr.


Dated: January 4, 2002          JOSEPH GIORDANO


                                /s/ Joseph Giordano
                                -----------------------------------------------
                                Name: Joseph Giordano

Dated: January 4, 2002          GIORDANO HOLDING CORPORATION


                                /s/ Sal Giordano, Jr.
                                -----------------------------------------------
                                Name: Sal Giordano, Jr.
                                Title:

                                  EXHIBIT INDEX

EXHIBIT
NO.                                         DESCRIPTION
-------                                     -----------
*(a)(1)                 Letter to Stockholders (included in the Proxy
                        Statement/Prospectus, which is filed herewith as Exhibit
                        (a)(3))

*(a)(2) Notice of Annual Meeting of Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

*(a)(3)                 Proxy Statement/Prospectus

*(a)(5) Recapitalization Agreement and Plan of Merger by and between Fedders Corporation and FC Merger Sub, Inc.
                        (included as Annex A to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

*(c)(1)                 Fairness Opinion of TM Capital Corp. dated March 1, 2001
                        (included as Annex B to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

*(c)(2)                 Proposed Recapitalization Analysis from TM Capital Corp.
                        prepared in February 2001 (included as Exhibit 99.3 to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

*(f)                    Text of Sections Section 262 of the Delaware General
                        Corporation Law (included as Annex C to the Proxy
                        Statement/Prospectus, which is filed herewith as Exhibit
                        (a)(3))

----------------

        *       Filed herewith